September 8, 2020

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].” THE OMITTED PORTIONS HAVE BEEN HIGHLIGHTED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, NE

Washington, DC 20549

Attention:        Kristin Lochhead

    Lisa Vanjoske

    Jason L. Drory

    Mary Beth Breslin

          Re:        Graybug Vision, Inc.

    Registration Statement on Form S-1

    Filed September 4, 2020

    File No. 333-248611

Ladies and Gentlemen:

On behalf of Graybug Vision, Inc. (the “Company”), we submit this letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-248611) (the “Registration Statement”), to further address comment 8 of the Staff set forth in its letter to the Company dated August 27, 2020, concerning valuation considerations related to the Company’s equity awards. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY GRAYBUG VISION, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2020

Preliminary IPO Price Range

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between approximately $[*] and $[*] per share (the “Preliminary Price Range”) of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), with a midpoint of the anticipated range of $[*] per share. The Company plans to effect a reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the actual price range; however, the share numbers and stock prices set forth in this letter do not reflect the Stock Split and are all set forth on a pre-split basis.

The Preliminary Price Range has been determined based, in part, upon current market conditions, the Company’s current financial condition and prospects, the Company’s progress in developing its pipeline of product candidates, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on September [*], 2020 among senior management of the Company and representatives of SVB Leerink LLC and Piper Sandler & Co., the lead underwriters of the IPO. Prior to September 4, 2020, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company expects to include a bona fide price range in the Preliminary Prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could occur as soon as [*]. Such price range could differ from the Preliminary Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Fair Value Determinations

Given the absence of an active market for the Common Stock, the Board of Directors of the Company (the “Board”) was required to estimate the fair value of the Common Stock at the time of each equity-based award based upon several factors, including the Board’s consideration of input from management and third-party valuations.

We supplementally advise the Staff that, as described on pages 85-88 of the Registration Statement, for all periods prior to the IPO, the fair values of the Common Stock underlying the Company’s share-based awards were estimated on each grant date by the Board. To determine the fair value of the Common Stock underlying option grants and other equity awards, the Board considered a variety of factors including, among other things, timely valuations of the Common Stock prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for the Common Stock, the Board exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Common Stock, including important developments in the Company’s operations, its stage of development, valuations performed by an independent third party valuation firm, sales of the Company’s preferred stock, actual operating results and financial performance, the conditions in the life sciences and biotechnology industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of the Common Stock, and the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY GRAYBUG VISION, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2020

The following table summarizes the grant of equity-based awards by the Company since September 1, 2019:

Date of Grant	Number of Shares Subject to Equity-Based Awards Granted	Exercise Price Per Share	Fair Value Per Share	Valuation Date
February 1, 2019	5,123,447	$0.25	$0.25	June 14, 2018
March 19, 2019	35,000	$0.25	$0.25	June 14, 2018
November 7, 2019	6,385,725	$0.43	$0.43	July 31, 2019
July 7, 2020	2,084,936	$0.39	$0.39	June 15, 2020

Summary of Methods Used

For each of the valuations, the Company employed a probability-weighted expected return method (“PWERM”) in combination with an option pricing method (“OPM”), referred to as a hybrid method (“Hybrid Method”) to value the Common Stock. The Hybrid Method is appropriate when various possible future outcomes are assumed by management of the Company. The outcomes are each assigned a probability, and a future equity value under each outcome is then estimated. Given that more than one possible future outcome was assumed for each of the valuations, the PWERM was used to value the Common Stock for each valuation date.

The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern status, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The PWERM is a scenario-based analysis that estimates the value per share of Common Stock based on the probability-weighted present value of expected future equity values for the Common Stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class and series of stock, discounted for a lack of marketability.

As part of the Hybrid Method, under certain scenarios, the OPM was used to estimate a value for the Company’s equity and allocate this value among the Company’s securities using the back-solve method for inferring and allocating the equity value predicated on the most recent financing. The OPM is appropriate for a company at an early stage of development for which future liquidity events are difficult to forecast. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that the value for the referenced financing equals the amount paid.

CONFIDENTIAL TREATMENT REQUESTED BY GRAYBUG VISION, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2020

Summary of Valuations

For the June 2018 valuation, the Company was valued under three scenarios: (1) OPM (80% probability); (2) IPO (10% probability); and (3) Liquidation (10% probability). As of the June 2018 valuation, the Company had entered into preliminary discussions with investment banks regarding a potential IPO, but had not yet held an organizational meeting or hired any investment banks. For the June 2018 valuation, the OPM allocation of total equity value was determined based on market R&D multiples and potential future sales values invested capital multiples, and calibrated to the Company’s add-on Series B convertible preferred stock financing (the “Series B Financing”) with existing investors that closed in May 2018. The Company assumed an 80% volatility rate and a two-year estimated term. The Company then reflected a probability weighted average to arrive at a $0.25 per share valuation. The Company also considered an IPO scenario reflecting the conversion of the preferred stock to common stock at the time of the IPO, which was estimated to take place in early 2019 after expected receipt of additional Phase 1 clinical data. The valuation also incorporated a 38% discount for lack of marketability.

The Company advises the Staff that the Board determined the fair value of the shares of common stock underlying option awards granted in February 2019 and March 2019 was $0.25 per share. At the time of these grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party valuation firm, which concluded that, as of June 14, 2018, the fair value of shares of the Company’s common stock was $0.25 per share. A retrospective valuation analysis for financial reporting purposes concluded that as of February 1, 2019, the fair value of the shares of the Company’s common stock was $0.25 per share. The retrospective analysis took into account events in 2018 and 2019, including:

•	The completion of an open label Phase 1/2a study of GB-102 in January 2019 with mixed results;

•	No dose-limiting toxicities or ocular serious adverse events,

•	Some standard adverse events frequently seen in Wet AMD trials including vitreous floaters, and

•	9 out of 32 patients experiencing particle dispersion, with 5 of the 9 patients experiencing increased intraocular pressure.

•

The Company’s modification of the GB-102 manufacturing approach based on the interim results to enhance particle aggregation in late 2018 and early 2019, which approach had not yet been tested in humans.

•

The addition of a 20-patient open label trial to provide an interim readout to validate the manufacturing enhancements related to particle aggregation, the results of which were not available as of February 1, 2019.

•	The Company’s ongoing attempt to raise additional capital to fund anticipated Phase 2b trials as of the valuation date, at which time the Company had not secured a Series C term sheet.

For the July 2019 valuation, the Company was valued under two scenarios: (1) OPM (85% probability); and (2) IPO (15% probability). At the time of the July 2019 valuation, the Company was still considering a potential IPO, but had not yet held an organizational meeting or hired any investment banks. For the July 2019 valuation, the OPM allocation of total equity value was determined with reference to the contemporaneous Series C Financing, and the Company assumed a 75% volatility rate and a two-year estimated term. The Company also considered an IPO scenario reflecting the conversion of the preferred stock to common stock at the time of the IPO, which was estimated to take place in the third quarter of 2020. The valuation also incorporated a 34% discount for lack of marketability. The Company then reflected a probability weighted average to arrive at a $0.43 per share valuation.

CONFIDENTIAL TREATMENT REQUESTED BY GRAYBUG VISION, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2020

For the June 2020 valuation, the Company was valued under two scenarios: (1) OPM (85% probability); and (2) IPO (15% probability). At the time of the June 2020 valuation, the Company had hired lead investment banks and conducted an organizational meeting for the IPO, but had paused on the IPO process and had not yet confidentially submitted an initial draft registration statement. For the June 2020 valuation, the OPM allocation of total equity value was determined based on market R&D multiples and potential future sales values invested capital multiples, and calibrated to the Company’s Series C convertible preferred stock financing. The Company assumed an 85% volatility rate and a 1.5-year estimated term. The Company also considered an IPO scenario reflecting the conversion of the preferred stock to common stock at the time of the IPO, which was estimated to take place in 2021 after expected receipt of additional clinical data. The valuation also incorporated a 27% discount for lack of marketability. The Company then reflected a probability weighted average to arrive at a $0.39 per share valuation. The decline in value between valuation dates reflects the non-exercise by several Series C investors of their option to purchase additional Series C convertible preferred stock milestone shares, the Company’s need for significant additional funding to complete clinical development of GB-102 and potential delays in clinical trials due to COVID-19.

The Company has not granted any options since July 7, 2020, and does not currently intend to grant any equity awards other than (i) to a new employee and an existing director at or around the time of the filing of the Preliminary Prospectus and valued at the mid-point of the range in the Preliminary Prospectus, (ii) to certain directors at pricing and valued at the public offering price of the IPO and (iii) restricted stock units to be issued to certain officers of the Company upon the closing of the IPO. In each of (i), (ii) and (iii) the number of shares subject to such award is yet to be determined and will be issued pursuant to the equity incentive plans of the Company described in the Registration Statement.

Comparison to Preliminary Assumed IPO Price

The Company submits that the primary reasons for the difference between the fair value per share used for the Company’s most recent stock option grants and the midpoint of the Preliminary Price Range are:

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Preliminary Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board as described above.

•

That the Preliminary Price Range necessarily assumes that the IPO has occurred and a public market for the Common Stock has been created, and therefore excludes any marketability or liquidity discount for the Common Stock, which was appropriately taken into account in the Board’s historical determinations of fair value.

•

That the Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the Common Stock.

•

That the Board considered various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Preliminary Price Range.

CONFIDENTIAL TREATMENT REQUESTED BY GRAYBUG VISION, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2020

•

That the expected proceeds of a successful IPO would substantially increase the Company’s cash balances. In addition, the completion of an IPO would potentially provide the Company with readier access to the public equity markets.

The Preliminary Price Range also reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, are not objectively determinable, and that valuation models are not able to quantify with any level of certainty.

Conclusion

As such, taking into account all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants’ Practice Guide. The Company also believes that the fair values determined by the Board for the Common Stock underlying each stock option grant are appropriate and demonstrate the Board’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the Common Stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

The Company advises the Staff that the Company intends to use the midpoint of the bona fide offering price range disclosed in the Preliminary Prospectus to value, for accounting purposes, any additional stock options granted after the date that the underwriters recommended the Preliminary Price Range until the time that there is a public market for its Common Stock.

CONFIDENTIAL TREATMENT REQUESTED BY GRAYBUG VISION, INC.

Securities and Exchange Commission

Division of Corporation Finance

September 8, 2020

*********

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman
Robert A. Freedman Partner

Cc	Frederic Guerard, Pharm.D., Chief Executive Officer

Robert Breuil, Chief Financial Officer

Graybug Vision, Inc.

Effie Toshav, Esq.

Julia Forbess, Esq.

Fenwick & West LLP

Lisa Firenze, Esq.

Chris Barnstable-Brown, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

CONFIDENTIAL TREATMENT REQUESTED BY GRAYBUG VISION, INC.